August 4, 2011

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Sonia Bednarowski, Staff Attorney

Chanda DeLong, Attorney-Advisor

Re:

Amendment No. 2 to Registration Statement on Form S-1

Filed July 22, 2011

File No. 333-174557

Dear Ms. Bednarowski and Ms. DeLong:

Below please find our responses to the Staff’s comment letter dated August 3, 2011 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 3 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.  A hard copy of this response letter and Amendment No. 3, marked to show changes from the original filing, can be sent to you via overnight mail upon your request.

Prospectus Summary, page 5

Our Company, page 5

1.

We note your response to our prior comment one.  Please revise to move the information regarding the potential sale as a “public shell company,” with the proceeds to Taurus, to one of the first paragraphs of this section.  Please also define the term of the agreement.

After discussions with Taurus Financial Partners, LLC (“Taurus”), we mutually agreed to discard the provisions of this clause in our Service Agreement dated March 3, 2011.  This was a standard provision Taurus places in all of its agreements of similar scope; a provision they have never

Ms. Bednarowski and Ms. DeLong

August 4, 2011

exercised either.  We verbally reaffirmed to them, as do we hereby reaffirm to the Staff, we have no intentions, plans or designs of any kind whatsoever to ever sell our company as a public shell.

As such, on August 4, 2011 we amended our agreement with Taurus Financial Partners, LLC to remove Section 5(B) of the agreement.  We have included this First Amendment to Service Agreement as Exhibit 10.5.  See Exhibit 10.5

As a result of this change in agreement, we have deleted the references on page 5 to the potential sale as a “public shell company”.  Further, we deleted the risk factor on page 14 relating to Taurus receiving 100% of the gross proceeds if we were to be sold as a public shell.

2.

Please revise to disclose here the amount of cash in your treasury as of the most recent practicable date.

We have revised to include the disclosure we currently have no cash in our treasury.  See page 5.

Risk Factors, page 9

Company Risk Factors, page 10

In the event we are sold as a “public shell company,” Taurus Financial Partners, LLC, page 14

3.

We note your response to our prior comment two.  Please revise to disclose, in detail, the potential structure of a transaction in which Taurus Financial, LLC would be entitled to all the gross proceeds of a sale in which you sell yourself as a “Public Shell Company.”  We note your disclosure on page 14 that, in such a transaction, you would issue new shares to the purchaser.  Please address why a shareholder holding only 21.7% of your shares would be entitled to the gross proceeds of such a sale of your shares.  In this regard, we note that Taurus Financial, LLC is a holder of your common stock, with equal rights to all other holder of common stock, and that no shares of your preferred stock are issued or outstanding.  Please also provide us with an analysis of how selling the company as a shell company and transferring all the proceeds of this sale to a single shareholder, at the expense of all other shareholders, would comply with Nevada corporate law.

See our response to comment number one above.

Other than the accounts payable we presently owe to Taurus Financial Partners, LLC, they are an ordinary common stockholder with no special or preemptive rights.  Additionally, we have no intentions to issue them, or anyone else for that matter, shares of our preferred stock.

Focusing all of our business interests entirely on the Caribbean region, page 11

4.

We note your response to our prior comment seven.  Please revise to provide a separate risk factor regarding the restrictions on transfer of funds and the “possibly significant” taxes you would pay to repatriate funds to the United States.  Please discuss the tax laws applicable to the repatriation of funds and how these laws could potentially affect your ability to access profits made in the Caribbean, including how a delay in repatriation of any profits could limit your ability or make it

Ms. Bednarowski and Ms. DeLong

August 4, 2011

more costly to conduct business within the United States.  Specifically disclose how this could impact your shareholders.

We have revised the risk factor and added a new risk factor.  See “Because all of our future operating activities and profits, if any, will be generated outside of the United States, we may be subjected to restrictions or substantial tax consequences should we try to repatriate our funds to the United States, thereby potentially limiting our ability to conduct future business within the United States” on page 11.

Plan of Operations, page 26

5.

We note your response to our prior comment 14 and reissue in part.  Please revise to add a risk factor to disclose that the costs set forth in this section are merely estimates and that the costs of opening your restaurant may differ significantly.

We have added the new risk factor “The projected costs and other related expenses used in our business plan are estimates made by our management.  Our actual costs related to opening our proposed restaurant may differ significantly.”  See page 14.

We have also revised the risk factor in Plan of Operations.  See page 27.

6.

We note your response to our prior comment 19 and reissue in part.  Pleaser reconcile your disclosure on page 18 and 30 that you intend to hire two managers with your disclosure on page 28 that you anticipate that your typical restaurant management staff will be comprised of a general manager, a kitchen manager and a bar manager.

We have reconciled the disclosures and revised them to be more detailed.  See pages 19, 28 and 31.

Provide Dining Value, page 27

7.

We note your response to our prior comment 17.  Please revise to state that there is no guarantee you will be able to achieve or maintain the gross profit that you anticipate.

We have revised the section to include such a disclaimer.  See page 28.

Proposed Milestones to Implement Business Operations, page 28

8.

Please revise to clarify what you mean by your disclosure on page 29 that you will maintain “minimum operations” and keep all proceeds from this offering and any subsequent financing “in the bank” until you have sufficient funds to “pursue your business plan appropriately.”  In this regard, we note your disclosure on page 27 that if you fail to generate at least $150,000 in this offering, your first priority will be to maintain your reporting requirements with the Securities and Exchange Commission and your disclosure in your Use of Proceeds table that, if only 30% of the shares are sold in this offering, you will pay Taurus Financial Partners, LLC for the funds advanced to you for this offering, obtain the permitting and licensing necessary for your business, develop your website, satisfy your Exchange Act reporting obligations and use the rest of the proceeds as

Ms. Bednarowski and Ms. DeLong

August 4, 2011

working capital.  Please also clarify here that because no proceeds for the offering will be put in escrow, all funds raised in the offering will be immediately available for your use.

We have revised the disclosure to include additional details about the partial use of funds generated from this offering should we not generate the $150,000 we deem necessary to fully implement the Plan of Operation.  We have also added a note regarding the fact we are not using an escrow account and that all funds will be immediately available for general corporate use.  See page 29.

9.

We note your response to our prior comment 19 that your lease payments, beyond the first two months of the lease, will come out of your operations cash flows.  However, it appears that you intend to rent the leasehold within the first two months after the closing of the offering and that you will not earn revenues until the end of the twelfth month after the completion of the offering.  Please revise or advise.

We acknowledge the confusion.  We have revised the disclosure to show obtaining the business license and permits is the first item of business.  We should have done this in the first place, especially since we’ve been planning on obtaining such licenses and permits in the event we obtain a partial financing from this offering.  See page 30.

Secondly, and this is normal business procedures we have experienced in the restaurant industry, we will not pay monthly rent while we are renovating the leasehold to our specifications.  We are adding value to the landlord’s building.  We would only expect to pay rent during this period if the landlord were paying for the renovations himself, which is not the case.

In fact, we are going to try and negotiate a few months of free rent because we are paying for the renovations ourselves.  We do not know if this will be successful and, as such, will not include it in the Form S-1 or depend on such a thing in any projections.

Nevertheless, the landlord will be secure with the lease because he will have in his possession a security deposit and two months rent while we undertake the renovations.  Afterwards, and with two months of rent prepaid, we will conduct our grand opening and start generating our initial revenue, which will eventually cover future rent payments.  If we are able to negotiate a month or more in free rent for improving the building, then that will only improve our overall financial condition.

Certain Relationships and Related Transactions and Corporate Governance, page 37

10.

We note your response to our prior comment four and reissue.  Please revise to disclose the relationship, if any, between Taurus Financial Partners, LLC and Arctic Eyes, LLC.

There is no formal relationship between Taurus Financial Partners, LLC and Arctic Eyes, LLC.  Both businesses sometimes refer clients to one another, no differently than these businesses refer clients to attorneys, accountants and other service providers.  We have added a paragraph to clarify this.  See page 40.

Ms. Bednarowski and Ms. DeLong

August 4, 2011

Please contact Taurus Financial Partners, LLC at (512) 772-1542 with any questions you may have relating to this matter or to request a marked hard copy of amended filing.

Very truly yours,

/s/ Michael Hume

Michael Hume

President and Chief Executive Officer